EXHIBIT 99.1
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[LOGO] PUBLICIS GROUPE S.A.

PRESS RELEASE



                                                     Paris, May 8, 2003

                   ITALY: REORGANIZATION OF THE PUBLICIS GROUPE AGENCIES

Publicis Groupe, Paris announced that in line with the integration of the D'Arcy operations, a project is taking shape regarding Italy.

A program to integrate the assets of BGS, the top agency of the D'Arcy network, founded 35 years ago, will be implemented in such a way as to both preserve what has made this agency famous and successful, and reinforce all the units of Publicis Groupe in Italy, i.e. Leo Burnett, Publicis and Saatchi & Saatchi.

The current project is as follows:

TURIN: the Turin operations (BGS and Leo Burnett) will strongly collaborate in view of the integration project with the objective to preserve its own creative and cultural identity.

This new operation will be led by Alessio Fronzoni, presently CEO of Leo Burnett Italy and Alessandro Magnano -- presently Managing Director of BGS D'Arcy -- who will be responsible for the management of the operation.

In addition, a Turin-based center called the FCC (Fiat Coordination Center) is being specifically created to manage the communication needs of Fiat Auto in all markets.

MILAN: BGS D'Arcy and Publicis Italy will strongly collaborate in view of the integration project. This new operation will be led by the comanagement of Luca Morvilli, presently Managing Director of Publicis, and Giancarlo Villa, presently Managing Director of BGS D'Arcy, who in the future will also assume the title of Executive Vice President of Publicis Italy.

As planned, Saatchi & Saatchi is now in charge of the Oral Care Procter & Gamble account in Europe, with the original BGS team, under the leadership of the CEO Paolo Ettorre.

Pasquale Barbella has announced that by June 30, he will conclude his current professional tasks and leave the advertising business.

Silvio Saffirio, co-founder of BGS, has been appointed "Advisor to the President" by Maurice Levy, Chairman and CEO of Publicis Groupe. He is in charge of the management and coordination of the integration projects in Italy and will look after the continuity of the best service to the clients.

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MAURICE LEVY, CHAIRMAN AND CEO OF PUBLICIS GROUPE SAID:

"ITALY IS A VERY IMPORTANT MARKET FOR US FROM EVERY STANDPOINT: THE SIZE OF THE MARKET, ITS DYNAMISM, ITS CREATIVITY AND THE QUALITY OF THE PEOPLE. BY REINFORCING EACH OF OUR OPERATIONS WITH THE EXCEPTIONAL ADDED VALUE COMING FROM BGS, WE WILL UNDOUBTEDLY PLAY A BIGGER ROLE IN THIS MARKETPLACE.

I HAVE ASKED SILVIO SAFFIRIO, CO-FOUNDER OF BGS WITH PASQUALE BARBELLA AND PIETRO GAGLIARDI, TO BECOME MY PERSONAL ADVISOR FOR ITALY. I AM CONFIDENT THAT THE QUALITY OF OUR MANAGEMENT TEAM IN ITALY WILL ENSURE THE BEST POSSIBLE SERVICE TO OUR CLIENTS, ADDING TO THEIR COMPETITIVE EDGE AND OUTPERFORMING THE MARKET."











PUBLICIS GROUPE SA (Euronext Paris : 13057, NYSE : PUB) is the world's fourth largest communications group, as well as world leader in media counsel and buying. Its activities span 109 countries on six continents.

Groupe activities cover ADVERTISING, through three autonomous global advertising networks Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned; MEDIA COUNSEL AND BUYING through two worldwide networks, ZenithOptimedia and Starcom MediaVest Group; MARKETING SERVICES AND SPECIALIZED COMMUNICATIONS (SAMS) including public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites:  www.publicis.com and www.finance.publicis.com



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                               CONTACTS IN ITALY
                 BGS Italy: Silvio Saffirio: + 39 011 56 01 911
             Leo Burnett Italy: Alessio Fronzoni: + 39 02 63 54202
                 Publicis Italy: Luca Morvilli: + 39 02 310 371
                             PUBLICIS GROUPE PARIS
            Investor Relations: Pierre Benaich : +33 (0)l 4443 6500
           Corporate Communications: Eve Magnant : +33 (0)l 4443 7025
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